SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF FEBRUARY 2007

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑               Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐               No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

RESOLUTION TO CALL THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
NOTICE OF AND DISCLOSURES RELATING TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
SIGNATURES

RESOLUTION TO CALL
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
     The Board of Directors of SK Telecom Co., Ltd. (the “Company”) has resolved to call the Annual General Meeting of Shareholders, to be held at the following time and place and the agenda of which shall be as follows:

1. Date/Time	March 9, 2007, 09:00 AM (Local time)

2. Place	SK Telecom Boramae Building, 729-1, Bongch’on 1-dong, Gwanak-gu, Seoul, Korea

3. Agenda	1.	Approval of the Financial Statements for the Fiscal Year ended December 31, 2006

	2.	Approval of the Maximum Authorized Compensation of Directors

	3.	Approval of the Appointment of Directors

3.1 Appointment of Executive Directors

3.2 Appointment of Independent Non-Executive Directors who shall serve as members of the Audit Committee

4. Date of the resolution by the Board of Directors	February 13, 2007

— Attendance of external	Present	7
directors	Absent	—

— Attendance of auditors	—

5. Other Noteworthy Matters	The Audit Committee is comprised entirely of independent non-executive directors, all three of whom were present for this meeting of the Board of directors.

Candidates for Executive Directors

Name	Term		Profile	Remarks

Current

CHO, Jung Nam	3 years	•	CEO/Vice Chairman, SK Telecom (Current)	Current
		•	Chairman, KAIST Board of Trustees (Current)	Director
		•	Chairman, Korea Radio Promotion Association (Current)
		•	Chairman, Korea Fencing Federation (Current)
		•	CEO/President, SK Telecom
		•	Executive Vice President, SK Telecom
		•	Senior Managing Director, SK Telecom
		•	Director of Engineering, SK Corporation
		•	Advanced Mgmt. Program, Seoul National University
		•	Executive Program, University of California at Berkeley
		•	B.S. in Chemical Engineering, Seoul National University

HA, Sung Min	3 years	•	Head of Corporate Center, SK Telecom (Current)	Current
		•	Head of Management Supporting Group, SK Telecom	Director
		•	Head of Strategic Planning Group, SK Telecom
		•	Head of Strategic Planning Office, SK Telecom
		•	Head of Finance Office, SK-Shinseigi Telecom
		•	B.A in Business Administration, Sungkyunkwan University
Candidate for Independent Non-Executive Directors who shall serve as members of the Audit Committee

Name	Term		Profile	Remarks

SHIM, Dal Sup	3 years	•	Research Member, Institute for Global Economics (Current)	New
		•	Auditor, Korea Credit Guarantee Fund	Appointment
		•	Financial Attaché, Korean Embassy in United States
		•	Audit Officer, Korea Customs Service
		•	Tax & Customs Office, Ministry of Finance & Economy
		•	M.A in Financial Economics, Webster University, Geneva
		•	B.A. in Business Administration, Seoul National University

NOTICE OF AND DISCLOSURES RELATING TO
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
I.	Matters relating to activities and compensation of independent non-executive directors

1.	Details of activities of independent non-executive directors
A.	Attendance of meetings of the Board of Directors and voting on board resolutions.

Names
				Yong	Sang	Dae	Seung	Jae	Sang
			Dae	Woon	Ku	Kyu	Taik	Seung	Jin	Hyun
			Sik Kim	Kim	Nam	Byun	Yang	Yoon	Lee	Jin Lim
Meeting	Date	Agenda	Votes
264th (the first meeting of 2006)	January 23, 2006	Financial statements for the year ended December 31, 2005; Annual business report for the year ended December 31, 2005; Organization of Independent non-executive Director Nomination Committee	Approve	Approve	Approve	Approve	Approve	Approve	Approve	N/A
265th (the second meeting of 2006)	February 14, 2006	Convocation of the 22nd General Meeting of Shareholders	Approve	Approve	Approve	Approve	Approve	(Absent)	Approve	N/A
266th (the third meeting of 2006)	March 31, 2006	Election of committee members	Approve	Approve	Approve	Approve	Approve	Approve	Approve	Approve
267th (the fourth meeting of 2006)	April 26, 2006	Amendment of regulation for the Compensation Review Committee;
Election of committee member for the Compensation Review Committee;
Establishment of the Service &Technology Center (STC);
		Exercise of the iHQ call option	Approve	Approve	— — — Approve	Approve	Approve	Approve	Approve	Approve
268th (the fifth meeting of 2006)	May 26, 2006	Issuance of overseas convertible bonds and approval of related treasury stock disposition plan, as amended	Approve	Approve	(Retired)	Approve	Approve	Approve	Approve	Approve

Names
				Yong	Sang	Dae	Seung	Jae	Sang
			Dae	Woon	Ku	Kyu	Taik	Seung	Jin	Hyun
			Sik Kim	Kim	Nam	Byun	Yang	Yoon	Lee	Jin Lim
Meeting	Date	Agenda	Votes
269th (the sixth meeting of 2006)	June 20, 2006	Acquisition of China Unicom convertible bonds; Long-term borrowings	Approve	Approve	(Retired)	(Absent)	Approve	Approve	Approve	(Absent)
270th (the seventh meeting of 2006)	July 28, 2006	Interim dividends; Acquisition of the Company’s common stock for cancellation	Approve	Approve	(Retired)	Approve	Approve	Approve	Approve	Approve
271st (the eighth meeting of 2006)	August 31, 2006	Establishment of Globalization Committee and election of members;
Issuance of corporate bonds and long-term borrowings;
Acquisition of the Company’s common stock for cancellation;
Expansion of WCDMA investment;
		Construction of TD-SCDMA Test-bed and investment for development of related services	Approve	Approve	(Retired)	Approve	Approve	Approve	Approve	Approve
272nd (the ninth meeting of 2006)	September 29, 2006	Report on activities in July and August 2006	—	—	(Retired)	—	—	—	—	(Absent)
273rd (the tenth meeting of 2006)	October 27, 2006	Issuance of corporate bonds	Approve	Approve	(Retired)	Approve	Approve	Approve	Approve	Approve
274th (the eleventh meeting of 2006)	November 24, 2006	2006 Operation Results and 2007 Plan for the Fair Trade Voluntary Compliance Program; Report on activities in September and October 2006	(Absent)	—	(Retired)	—	—	(Absent)	—	—
275th (the twelfth meeting of 2006)	December 22, 2006	Establishment of SKT China Holding Company; Participation in capital increase of TU Media; 2007 Business Management Plan	Approve	Approve	(Retired)	Approve	Approve	Approve	Approve	Approve

*	Hyun Jin Lim is a director newly appointed at the 22nd annual meeting of shareholders (March 10, 2006).

B.	Details of activities of independent non-executive directors in Board of Directors committees.

Activities
Name of the Committee	Members	Date	Agenda	Approval
Independent non-executive Director Nomination Committee	Jung Nam Cho, Jae Seung Yoon, Sang Jin Lee, Sung Min Ha	Feb. 14, 2006	Election of the committee chairman: Jung Nam Cho; Nomination of independent non-executive director candidate for the 22nd General Meeting of Shareholders: Yong Woon Kim, Hyun Jin Lim
Compensation Review Committee	Dae Sik Kim, Yong Woon Kim, Dae Kyu Byun, Seung Taik Yang, Jae Seung Yoon, Sang Jin Lee, Hyun Jin Lim	May 25, 2006 June 20, 2006 July 27, 2006 August 30, 2006 Oct. 26, 2006	Election of the committee chairman Discussion on committee’s operation plan Discussion on committee’s operation plan Discussion on committee’s operation plan Discussion on committee’s operation plan	Approved
Investment Review Committee	Dae Kyu Byun, Seung Taik Yang, Jae Seung Yoon, Sang Jin Lee, Bang Hyung Lee	Feb. 13, 2006 Apr. 25, 2006 Apr. 26, 2006 August 30, 2006 Dec. 21, 2006	Report on investment plan for 2006
Establishment of the Service &Technology Center (STC);
Exercise of the iHQ call option
Election of the committee chairman;
Contents Biz investment and approval of its investment limit
Construction of TD-SCDMA Test-bed and investment for development of related services;
Expansion of WCDMA investment
			Investment plan for 2007	Approved Approved Approved
Globalization Committee	Dae Sik Kim, Dae Kyu Byun, Sang Jin Lee, Sung Min Ha	July 27, 2006 Sep. 28, 2006	Report on current business condition of S-Fone (Vietnam) and HELIO (USA); Globalization Committee operation Election of the chairman of committee	Approved
Audit Committee	Dae Sik Kim, Yong Woon Kim, Sang Ku Nam Dae Sik Kim, Yong Woon Kim, Sang Ku Nam, Hyun Jin Lim	Jan. 20, 2006 Feb. 13, 2006 Feb. 27, 2006 Mar. 8, 2006 Apr. 25, 2006	Report on operation condition of the internal accounting management system
Audit report of the 22nd General Meeting of Shareholders;
Evaluation on operation condition of the internal accounting management system
Audit committee’s opinion on internal monitor;
Management audit plan for 2006;
Proposal on election of outside auditor (’06 --’08)
Election of outside auditor (’06 --’08)
Election of the committee chairman;
Remuneration of the outside auditor;
Re-approval on service of the outside auditor for 2006;
			Report on current business of the company	Approved Approved Approved Approved Approved Approved

2.	Current compensation of the independent non-executive directors
(Unit: in Won million)

		Total amount
		approved by the
	Number of	Meeting of		Average payment
Period	persons	Shareholders	Total payment	per person	Remarks
January 1 to December 31, 2006	7 persons	12,000	587	81	—

*	The total amount approved by the Meeting of Shareholders includes compensation of the executive directors.

II.	Details regarding business management matters

1.	Summary of Business
A.	Industry Overview.

(1)	Characteristics of the Industry
     As of the end of the year 2006, the number of domestic mobile phone subscribers reached 40.2 million and with an 83.2% penetration rate, and the Korean mobile telecommunication market may be seen as having reached its maturation stage. However, considering the number of European countries with penetration rates exceeding 90%, additional future growth of the domestic market may be possible.
     The Korean mobile telecommunications market continues to improve with the help of advances in network-related technology evidenced by the world’s first commercialization of CDMA2000 1x, CDMA 1x EV-DO, and the development of highly advanced handsets that enables the provision of convergence services for multimedia contents, mobile commerce, telematics, satellite DMB, digital home services and other related contents.
(2)	Industry Growth
(Unit: 1,000 persons)

Classification		End of 2006	End of 2005	End of 2004	End of 2003	End of 2002
Penetration rate (%)		83.2	79.4	75.9	70.1	67.9
Number of subscribers	SK Telecom	20,271	19,530	18,783	18,313	17,220
	Shinsegi Communication	—	—	—	—	—
	PCS	19,926	18,812	17,803	15,279	15,123
	Total	40,197	38,342	36,586	33,592	32,342
(Data: Ministry of Information and Communication)
(3)	Competition
(a)	Nature of Competition
     Regarding the competitive landscape and growth of the mobile telecommunications industry, in April 1996, market competition began with the selection of Sinsegi Communication as the second licensed mobile telephone service operator and subsequently became a five-company oligopoly with the entry of three PCS companies in October 1997. With the acquisition of Sinsegi Communication by the Company in December 1999 and the merger of Korea Telecom Freetel and HansolM.com in May 2001 (which formed the current KTF), the market became a three-way competition between the Company, KTF and LG Telecom. In January 2001, after complying with the requirements of the Korea Fair Trade Commission with respect to its business combination with Sinsegi Telecom, the Company officially completed its merger with Sinsegi Telecom.
     In addition, each of SK IMT and KT I-COM, which were separately established to provide IMT-2000 services in the 2GHz frequency range, were merged into the Company and KTF (parent companies of each entity), respectively, in the first half of 2003. It is expected that the three-company oligopoly in the mobile telecommunications industry will continue across the 2G and 3G services markets.
(b)	Competitive Factors
     The main competitive factors in the mobile telecommunications market are brand competitiveness, product/service competitiveness and sales competitiveness.

     Brand competitiveness refers to intangible of superior consumer perception, based on customers’ overall response to the services and value provided by a company as wells as customer loyalty. In addition, this factor also reflects not only actual services but also the corporate image formed by a company’s overall activities and communications.
     Product/service competitiveness is based on call quality (the core attribute for mobile telecommunications services), as well as service coverage, diversity of rate plans, diversity and connection quality of wireless Internet services, handset features and price and level of customer service. Furthermore, in the current convergence environment, this also includes the capability to develop new services that address consumer needs.
     Sales competitiveness is based on new and diverse marketing methods and the competitiveness of the distribution network, such as agents and branch offices.
     On March 27, 2006, consumer subsidies for customers who have been subscribers for 18 months or more were legalized, and the Company is providing handset purchase subsidies based on customer characteristics such as monthly fee levels and subscription period.
B.	Company Overview.

(1)	Operational Overview
     In 2006, the Company, which is seeking to become a worldwide industry leader through its strengths in 3G and convergence, achieved revenues of Won 10.65 trillion, an increase of Won 490 billion from the prior year despite changes to the domestic and overseas business environments, based on its expanded subscriber base and growth in its wireless Internet business. In particular, wireless Internet revenues increased to Won 2.73 trillion, an increase of 11% from the prior year. The Company has acquired a consistent growth base, as reflected by its Won 2.58 trillion of operating profits and Won 1.45 trillion of net profits.
     During the last year, the Company reaffirmed its market leadership in the domestic mobile telecommunications market by securing 20.27 million cumulative subscribers, an increase of 0.74 million subscribers from the prior year, despite increased competition. The Company is working to increase its value to customers by anticipating various needs of customers and developing and providing appropriate products and services, including spam filtering and protection of minors. As a result, the Company has been ranked number 1 the three major consumer satisfaction rankings in Korea, including claiming the top spot for the ninth straight year in the national consumer satisfaction survey, despite operating in one of the most competitive industries in Korea.
     The Company is also working towards sustained revenue and APRU (Average Revenue Per User per month) growth by offering innovative mobile Internet services. Through advances in the Company’s fixed line-wireless interlinked services such as Melon, Mobile Cyworld and GXG, and the rollout of “assured fixed rate” data plans and a variety of rate plans for content services, the Company has increased its base of fixed rate data subscribers. In addition, the Company is evolving its wireless NATE service into a lifestyle companion media by strengthening web-linked services and promoting UCC and search services.
     The Company is leading the 3G and convergence markets. It is at the forefront of the next generation mobile telecommunications market as reflected in the world’s first commercialization of HSDPA (High Speed Downlink Packet Access) services by the Company, and the launch of “T Login,” an HSDPA-based wireless Internet connection service launched by the Company in September 2006 to favorable customer response. The Company’s satellite DMB service has passed the 1-million subscriber mark on the strength of its sustained improvement of the competitiveness of offered content, and the Company is pursuing convergence businesses by expanding into new business areas in mobile banking and commerce. Finally, through the launch of a new brand, “T,” the Company has solidified its position as the leader of the convergence market though its advanced technologies and differentiated services.
     In 2006, the Company made strides towards its goal of becoming a world leader by accelerating its global business. The Company’s S-Fone business in Vietnam has secured a base for growth as a major player in the Vietnamese market by passing the 1.5 million-subscriber mark, exceeding initial expectations, on the strength of expanded networks, flexible rate plans and implementation of new services. The Helio business launched in the U.S. in 2006 has achieved success among MVNO companies in the U.S. by offering differentiated mobile Internet services that led to over US$100 of customer APRU. In China, the world’s largest market, the Company has reached the next step of value creation in not only the mobile telecommunications market but also the convergence market by entering into a strategic alliance with China Unicom and a related purchase of China Unicom’s convertible bonds. In addition, by entering into a TD-SCDMA MOU with China’s National Development and Reform Commission, the Company is creating new opportunities for Korean IT companies, including the Company, to participate in China’s 3G value chain.
     In the future, the Company seeks to maximize its corporate value and growth, value to shareholders and contributions to the Korean economy by maintaining its market superiority in the domestic mobile telecommunications market, leading the convergence market and achieving global business competitiveness. In addition, the Company seeks to continue its proactive support of various public interest projects.
(2)	Market Share

* Historical market share of the Company
(Unit: %)

Classification	2006	2005	2004	2003
Mobile phone	50.4	50.9	51.3	54.5
* Comparative market share
(As of December 31, 2006)
(Unit: %)

Classification	SK Telecom	KTF	LG Telecom
Market share	50.4	32.1	17.4
(Data: Ministry of Information and Communication website)
(3)	Market Characteristics
     The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. The market penetration rate has reached as high as 83.2% as of the end of December 2006. Although demand to date has primarily been in the domestic market, as the Company’s business scope expands to include overseas market, the size of overseas sales is expected to grow in the near future. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.
(4)	New Business Contents and Prospects

a)	Expansion of U.S. market operations through commencement of “Helio” service
•	Resolution for capital investment regarding Mobile Virtual Network Operator (MVNO) service in the U.S. (January 26, 2005)

•	Investment amount: US$220 million (From 2005 to 2007)

•	Investment method: Establishment of a joint venture with EarthLink, which is one of the three major Internet service providers in the U.S.

•	Service provided: MVNO (Mobile Virtual Network Operator)

—	Subscriber recruitment and service provision based on the Company’s own service facilities and rate structure

—	Combination of the Company’s mobile telecommunications business capabilities and data service technology with the local customer base, marketing infrastructure and brand power of EarthLink

—	Planning to provide differentiated value-added services relating to with music, games and messaging to target customers
b)	Commencement of Commercial High Speed Downlink Packet Access (“HSDPA”) Service (May 16, 2006)
•	Building on an advanced WCDMA network for data transmission, improve the Company’s long-term growth base through the development of new products with strong visual components (such as video phones and other video content) and the expansion of global roaming services;

•	Planning to increase customer preference for HSDPA by capturing the early adopter and heavy user segments and to raise awareness of HSDPA as a premium service;

•	Nationwide HSDPA network expected to be completed in the first half of 2007.
c)	Commencement of Commercial Wireless Broadband (“WiBro”) Service (June 30, 2006)
•	On January 20, 2005, the Company, along with Korea Telecom, obtained rights to the WiBro business following the review of the Information and Communications Policy Review Committee

•	Currently servicing six HotZone areas in the Korea University, Shinchon, Hanyang University, Myungdong and Euljiro areas in Seoul;

•	Plan to expand HotZone service and to introduce partial flat rate plans in light of various customers’ different usage patterns.
2.	Documents relating to the Annual Meeting of Shareholders
A.	Approval of Financial Statements.

(1)	Balance Sheet
As of December 31, 2006
As of December 31, 2005
(in thousands of Won)

Item	2006	2005
Current Assets	4,189,325,307	4,172,485,403
— Quick Assets	4,172,886,658	4,166,499,725
— Inventories	16,438,649	5,985,678
Fixed Assets	11,624,728,019	10,349,191,056
— Investment Assets	3,801,457,627	2,366,760,393
— Tangible Assets	4,418,111,761	4,595,883,432
— Intangible Assets	3,405,158,631	3,386,547,231

Item	2006	2005
Total Assets	15,814,053,326	14,521,676,459
Current Liability	2,985,619,649	2,706,489,196
Fixed Liability	3,522,006,033	3,557,306,555
Total Liability	6,507,625,682	6,263,795,751
Capital Stock	44,639,473	44,639,473
Capital Surplus	2,962,698,779	2,966,197,636
Retained Earnings	7,844,753,051	7,269,860,571
Capital Adjustments	(1,545,663,659)	(2,022,816,972)
Total Capital	9,306,427,644	8,257,880,708
Total Capital and Liabilities	15,814,053,326	14,521,676,459
(2)	Statement of Profit and Loss
From January 1, 2006 to December 31, 2006
From January 1, 2005 to December 31, 2005
(in thousands of Won )

Item	2006	2005
Operating Revenue	10,650,952,431	10,161,128,637
Operating Expenses	8,066,582,847	7,507,559,130
1. Wages	358,225,595	342,761,120
2. Severance Allowances	37,921,155	37,622,226
3. Employee Benefits	55,734,927	56,514,211
4. Communication Expenses	49,330,018	63,403,617
5. Utility Expenses	92,450,447	83,617,118
6. Taxes & Dues	91,902,424	55,687,220
7. Rent	193,877,234	179,726,259
8. Commissions Paid	3,316,551,041	2,895,213,849
9. Depreciation	1,513,092,382	1,512,918,958
10. Maintenance & Repairs	146,312,103	128,310,682
11. Advertising	300,829,450	260,699,358
12. Training	36,273,953	29,430,652
13. Ordinary Development Expenses	211,751,884	204,698,223
14. Bad Debts	52,660,830	104,089,154
15. Leased Lines	395,113,026	392,833,602
16. Frequency Usage Fees	158,958,132	156,097,850
17. Network Interconnection	955,953,882	935,216,677
18. Cost of Goods Sold	39,686,263	12,371,704
19. Others	59,958,101	56,346,650

Item	2006	2005
Operating Income	2,584,369,584	2,653,569,507
Non-operating Income	311,100,477	409,793,044
Non-operating Expenses	873,827,071	508,749,205
Income Before Income Taxes	2,021,642,990	2,554,613,346
Income Taxes	575,045,052	683,233,256
Net Income	1,446,597,938	1,871,380,090
(2)	Statement of Profit Surplus Appropriation / Statement of Deficiency Disposition (Draft)
From January 1, 2006 to December 31, 2006
From January 1, 2005 to December 31, 2005
(in thousands of Won)

Item	2006	2005
Retained Earnings Before Appropriations	1,165,518,639	1,799,159,492
1. Retained Earnings Carried Over from Previous Year	1,711,791	1,393,698
2. Profits on Disposition of Treasury Stocks	(209,077,433)	—
3. Changes to the Retained Earnings of the Companies Accounted in Equity Method	—	—
4. Interim Dividends	(73,713,657)	(73,614,296)
Common Stock Dividends (ratio)
Current Fiscal Year: ~~W~~1,000 (200%)
Previous Fiscal Year: ~~W~~1,000 (200%)
5. Current Net Income	1,446,597,938	1,871,380,090
Transfer from Voluntary Reserves	409,197,435	131,466,667
1. Reserve for Research and Manpower Development	188,000,000	131,466,667
2. Reserve for Business Expansion	221,197,435
Appropriations of Retained Earnings	1,573,672,213	1,928,914,368
1. Legal Reserves
2. Appropriated Retained Earnings for Loss on Disposition of Treasury Stock
3. Reserve for Research and Manpower Development	180,000,000	190,000,000
4. Dividend	508,672,213	588,914,368

(1) Cash Dividend	508,672,213	588,914,368

Item	2006	2005
Common Stock Dividend (ratio)
Current Fiscal Year: ~~W~~7,000 (1,400%)
Previous Fiscal Year: ~~W~~8,000 (1,600%)
5. Reserve for Business Expansion	885,000,000	1,150,000,000
Retained Earnings to be Carried Forward to Next Year	1,043,861	1,711,791
B.	Approval of Maximum Authorized Amount of Compensation for Directors.

(1)	Number of directors; total amount and maximum authorized amount of compensation of directors

Classification	Fiscal year ended of 2005	Fiscal year ended 2006
Number of directors (Number of independent non-executive directors)	11 persons (7 persons)	12 persons (8 persons)
Total amount and maximum authorized amount of compensation of directors	Won 12 billion	Won 12 billion
(2)	Appointment of directors
a.	Details of director candidates

Transactions with
the Company in
Name	Term	Profile	Nominated by	the last 3 years
Current
CHO, Jung Nam	3 years	• CEO/Vice Chairman, SK Telecom (Current)
•     Chairman, KAIST Board of Trustees (Current)
•     Chairman, Korea Radio Promotion Association (Current)
•     Chairman, Korea Fencing Federation (Current)
•     CEO/President, SK Telecom
•     Executive Vice President, SK Telecom
•     Senior Managing Director, SK Telecom
•     Director of Engineering, SK Corporation
•     Advanced Mgmt. Program, Seoul National University
•     Executive Program, University of California at Berkeley
		• B.S. in Chemical Engineering, Seoul National University	Board of Directors	None

Transactions with
the Company in
Name	Term	Profile	Nominated by	the last 3 years
HA, Sung Min	3 years	• Head of Corporate Center, SK Telecom (Current)
•     Head of Management Supporting Group, SK Telecom
•     Head of Strategic Planning Group, SK Telecom
•     Head of Strategic Planning Office, SK Telecom
•     Head of Finance Office, SK-Shinseigi Telecom
		• B.A in Business Administration, Sungkyunkwan University	Board of Directors	None
(3)	Appointment of member of Audit Committee

a.	Details of Audit Committee member candidate

Transactions with
the Company in
Name	Term	Profile	Nominated by	the last 3 years
SHIM, Dal Sup	3 years	• Research Member, Institute for Global Economics (Current)
•     Auditor, Korea Credit Guarantee Fund
•     Finance Councilor, Korean Embassy in United States
•     Audit Officer, Korea Customs Service
•     Tax & Customs Office, Ministry of Finance & Economy
•     M.A in Financial Economics, Webster University, Geneva
		• B.A. in Business Administration, Seoul National University	Board of Directors	None

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By: /s/ Tae Jin Park
(Signature)
Name:	Tae Jin Park
Title:	Vice President

Date: February 21, 2007